Exhibit 5.1

[Letterhead of Sullivan & Cromwell LLP]

May 7, 2025

American International Group, Inc.,

1271 Avenue of the Americas,

New York, New York 10020.

Ladies and Gentlemen:

In connection with the several purchases today by the Underwriters named in Schedule I to the Underwriting Agreement, dated May 5, 2025 (the “Underwriting Agreement”), among American International Group, Inc., a Delaware corporation (the “Company”), and Citigroup Global Markets Inc., Morgan Stanley & Co. LLC, BofA Securities, Inc., Goldman Sach & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several Underwriters named therein, of $625,000,000 aggregate principal amount of the Company’s 4.850% Notes Due 2030 (the “2030 Notes”) and $625,000,000 aggregate principal amount of the Company’s 5.450% Notes Due 2035 (the “2035 Notes” and, together with the 2030 Notes, the “Securities”), issued pursuant to the Indenture, dated as of October 12, 2006, as supplemented by the Fourth Supplemental Indenture, dated as of April 18, 2007, and the Eighth Supplemental Indenture, dated as of December 3, 2010 (as so supplemented, the “Base Indenture”), and as further supplemented by the Forty-Sixth Supplemental Indenture, dated as of May 7, 2025 (the “Forty-Sixth Supplemental Indenture”) and the Forty-Seventh Supplemental Indenture, dated as of May 7, 2025 (the “Forty-Seventh Supplemental Indenture” and, together with the Forty-Sixth Supplemental Indenture and the Base Indenture, the “Indenture”), each between the Company and The Bank of New York Mellon, as Trustee (the “Trustee”), we, as your counsel, have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion.

Upon the basis of such examination, we advise you that, in our opinion, the Securities constitute valid and legally binding obligations of the Company, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

American International Group, Inc.	-2-

In rendering the foregoing opinion, we are not passing upon, and assume no responsibility for, any disclosure in any registration statement or any related prospectus or other offering material relating to the offer and sale of the Securities.

The foregoing opinion is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware, and we are expressing no opinion as to the effect of the laws of any other jurisdiction.

We have relied as to certain factual matters on information obtained from public officials, officers of the Company and other sources believed by us to be responsible, and we have assumed that the Indenture has been duly authorized, executed and delivered by the Trustee, that the Securities conform to the respective specimens thereof examined by us, that the Trustee’s certificates of authentication of the Securities have been signed by one of the Trustee’s authorized officers, and that the signatures on all documents examined by us are genuine, assumptions which we have not independently verified.

We hereby consent to the filing of this opinion as an exhibit to the Company’s Current Report on Form 8-K, filed on the date hereof, relating to the Securities. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,

/s/ SULLIVAN & CROMWELL LLP